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Exhibit (a)(1)(O)

[Letterhead of BMCA]

December 18, 2006

Board of Directors
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, TX 75254-1491

Ladies and Gentlemen:

        This is to advise you that BMCA is raising its tender offer price from $35 to $40 per share cash consideration for all Elk shares.

        We were surprised and disappointed by your announcement today that you have agreed to a leveraged buyout for Elk involving management participation, as this was done without once contacting us regarding our proposal to buy Elk or providing an opportunity for BMCA to bid. As you know, BMCA advised Elk more than four weeks ago, on November 15th, that BMCA was in a position to consider increasing its $35 per share price. Finally, instead of encouraging BMCA to maximize the value of its offer, to add insult to injury, your advisors attempted, in a 3:49 AM email on Monday morning, to persuade us to defer making the tender offer to your shareholders that we had informed you about on Sunday night. How could these actions possibly be in the interests of Elk shareholders?

        While you have not communicated the details of your leveraged buyout, we trust that you have not agreed to anything that would prevent us from competing economically and in effect preclude a higher offer for your shareholders. Finally, our offer is obviously superior to the Elk leveraged buyout in both price and the fact that BMCA's offer is a tender offer, not subject to regulatory clearance, and, barring any undue delay on the part of Elk, should close in January 2007.

        Please advise us how you wish to proceed.

        All the best.

Sincerely,
/s/ ROBERT B. TAFARO
Robert B. Tafaro President and Chief Executive Officer

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